Exhibit 99.1

News Release

For Immediate Release

Stantec Revises Record Date for Quarterly Dividend

EDMONTON, AB (February 26, 2013) TSX, NYSE:STN

On February 20, 2013, Stantec’s board of directors declared a quarterly dividend of C$0.165 per share, payable on April 18, 2013, to shareholders of record on March 29, 2013. The company has since revised the record date to March 28, 2013.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Media Contact Sherry Brownlee Stantec Media Relations Tel: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.